222 NORTH LASALLE STREET SUITE 2600 CHICAGO, ILLINOIS 60601-1003 T: +1 (312) 609-7500 F: +1 (312) 609-5005
JACOB C. TIEDT ATTORNEY AT LAW +1 (312) 609-7697 jtiedt@vedderprice.com	CHICAGO • NEW YORK • WASHINGTON, DC LONDON • SAN FRANCISCO • LOS ANGELES

September 10, 2014

Securities and Exchange Commission Division of Investment Management 100 F Street, N.E. Washington, D.C. 20549 Attn: MarkCowen Jason Fox

Re:	Nuveen Global High Income Fund
(the “Registrant” or the “Acquiring Fund”);
File No. 333-198062

To the Commission:

On behalf of the Registrant, this letter is in response to the comments provided telephonically by the staff of the Securities and Exchange Commission to Vedder Price P.C. on August 29, 2014 with respect to the Registrant’s Registration Statement on Form N-14 filed on August 12, 2014 (the “Registration Statement”) relating to the issuance of common shares in connection with the proposed mergers of Nuveen Global Income Opportunities Fund (“Global Income Opportunities”) and Nuveen Diversified Currency Opportunities Fund (“Diversified Currency Opportunities” and together with Global Income Opportunities, the “Target Funds” or each individually, a “Target Fund”) with and into a wholly-owned subsidiary (the “Merger Sub”) of the Acquiring Fund (each, a “Merger” and together, the “Mergers”). The Acquiring Fund and the Target Funds are each referred to herein as a “Fund” and collectively as the “Funds.” Any terms not defined herein have the same meanings as given in the Registration Statement. Set forth below are the staff’s comments and the Registrant’s responses.

(1)	Comment: Please provide an analysis of which Target Fund should be considered the accounting survivor.

Response: The Registrant believes that the Acquiring Fund should and will be the accounting survivor. Attached hereto as Appendix A is a more detailed analysis.

(2)	Comment: Please include pro forma financial information and an updated capitalization table in the Registration Statement.

Securities and Exchange Commission

September 10, 2014

Response: The Registrant has revised the Registration Statement to include pro forma financial information and an updated capitalization table.

(3)	Comment: Please review, for the staff’s information, the reason the Mergers were structured to have the Target Funds merge with and into the Merger Sub.

Response: The Registrant structured the Mergers to have the Target Funds merge with and into a newly form entity in order to more effectively implement the repositioning of each of the Target Fund portfolios in line with the Acquiring Fund’s global high-income strategy. The transaction is structured as a statutory merger, rather than an asset sale, in order to satisfy the requirements for a tax-free reorganization. The Merger Sub has been created solely for the purpose of effecting the Mergers and has been organized as a Massachusetts limited liability company. The Merger Sub is required because each of the Target Funds is a Massachusetts business trust and Massachusetts has no statute providing for the merger of one Massachusetts business trust with and into another Massachusetts business trust. Massachusetts law does, however, authorize the merger of Massachusetts business trusts and Massachusetts limited liability companies. As soon as practicable following the closing of the Mergers, the Merger Sub will be dissolved and will distribute all of its assets to the Registrant.

(4)	Comment: Please clarify the percentage of portfolio repositioning that will occur as a result of the Mergers and explain why this repositioning will take place following the Mergers.

Response: The Registrant has updated the disclosure showing the percentage of portfolio repositioning that will occur as a result of the Mergers and has provided full pro forma financial information showing the anticipated impact of the portfolio repositioning, in addition to disclosure explaining why the repositioning will take place. The repositioning is being effected by the Acquiring Fund following the Mergers in order to take advantage of the broader investment mandate under the Acquiring Fund’s global high-income strategy.

(5)	Comment: In the first Q&A, please clarify that the proposal to approve a new investment management agreement and a new sub-advisory agreement is in connection with the TIAA-CREF Transaction.

Response: The Registrant has revised the disclosure in response to the staff’s comment.

(6)	Comment: For the staff’s information, please clarify why Target Fund shareholders are being asked to vote on Board Member elections when the Target Funds will no longer exist if the Mergers are successful. Consider adding a separate Q&A to this effect.

Securities and Exchange Commission

September 10, 2014

Response: The Target Funds must annually elect Board Members to satisfy certain stock exchange and governance requirements. The Registration Statement combines the annual meeting vote for the election of Board Members with the vote for the approval of the Mergers so that the Board Member election requirement will be satisfied in the case that the Mergers do not close or that the closings happen after the required timeframe for Board Member elections. If the Mergers are not consummated, each Target Fund’s Board may take such actions as it deems in the best interests of such Target Fund, including continuing to operate the Target Fund as a stand-alone fund. The Registrant believes that the joint proxy statement/prospectus clearly describes the reasons for electing Board Members and respectfully declines to make this change in order to maintain consistency with precedent documents.

(7)	Comment: In the response to the Question “Why has each Target Fund’s Board recommended this proposal?” in the Q&A Section, and elsewhere in the Registration Statement, including under “Background and Reasons for the Mergers,” please clarify whether ongoing fees and expenses will increase. Please also create a separate Q&A addressing fees and expenses and clarify the increase or decrease in fees and expenses for each Target Fund.

Response: The Registrant has revised the disclosure in response to the staff’s comment.

(8)	Comment: In the board considerations under Proposal No. 2, did the Boards consider the initial impact to the annual expenses of Diversified Currency Opportunities?

Response: The Registrant has revised the disclosure in response to the staff’s comment.

(9)	Comment: For the staff’s information, please further explain the forecasted cost savings and distribution increases described under “Expenses Associated with the Mergers.”

Response: The allocation of the estimated costs of the Mergers between the Target Funds is based on the relative expected benefits of the Mergers comprised of forecasted cost savings (excluding the costs of leverage) and distribution increases, if any, to each Target Fund during the first year following the Mergers. Each Target Fund is expected to realize operating expense savings, not taking into

Securities and Exchange Commission

September 10, 2014

account the impact of leverage on the fee and expense table (which is presented based on net assets). Following the Mergers, the combined fund will change its distribution policy from a quarterly managed distribution to a monthly, income-only approach. It is expected that immediately following the Mergers, the combined fund’s distribution rate per share will be equal to or greater than each Target Fund’s existing distribution rates per share on an annualized, share-equivalent basis.

(10)	Comment: In the “Board Considerations—Economies of Scale” section with respect to the vote on Proposal No. 3, please consider whether the statements regarding economies of scale due to growth in assets should also be discussed in the discussion of fees and expenses in the Q&A. Please also clarify whether the statement regarding asset growth via appreciation tempers expectations for how soon to expect cost savings for Diversified Currency Opportunities and address the same question for the statement that access to TIAA-CREF’s distribution network may lead to reductions in management and sub-advisory fees.

Response: The Registrant notes that this section addresses the approval of a new investment management agreement for each Target Fund in connection with the TIAA-CREF Transaction under Proposal No. 3, while the expected cost savings for Diversified Currency Opportunities as a result of the Merger are addressed separately under Proposal No. 2, as well as in the Q&A. Each of these transactions is independent of the other, and the Board evaluated the impact of the Mergers without regard to the potential impact of the TIAA-CREF transaction.

Please direct your questions and/or comments regarding this filing to the undersigned at (312) 609-7697.

Sincerely,

/s/ Jacob C. Tiedt

Jacob C. Tiedt

APPENDIX A

NUVEEN GLOBAL INCOME OPPORTUNITIES FUND (JGG)

NUVEEN DIVERSIFIED CURRENCY OPPORTUNITIES FUND (JGT)

AND

NUVEEN GLOBAL HIGH INCOME FUND (JGH)

SURVIVING FUND ANALYSIS

Nuveen Global Income Opportunities Fund (“Global Income Opportunities”) and Nuveen Diversified Currency Opportunities Fund (“Diversified Currency Opportunities” and together with Global Income Opportunities, the “Target Funds” or each individually, a “Target Fund”) are being merged (the “Mergers”) into a newly formed shell fund, Nuveen Global High Income Fund (the “Acquiring Fund”), as part of a consolidation and restructuring plan for the Target Funds. Nuveen Fund Advisors, LLC (“Nuveen Fund Advisors” or the “Adviser”) and the Target Funds believe that, under these circumstances, the Acquiring Fund is the appropriate survivor of the Mergers for the reasons discussed below.1

Corporate Structure	Each Target Fund will merge with and into a wholly-owned subsidiary of the Acquiring Fund, a newly organized Massachusetts business trust, which will be the legal survivor of the Mergers and the survivor for tax purposes. Each Target Fund is also organized as a Massachusetts business trust. The Acquiring Fund’s board of trustees and officers will be composed of the same individuals who currently serve on the board and as officers of each Target Fund and will have the same staggered board structure as the Target Funds.

Investment Advisers; Portfolio Management	Nuveen Fund Advisors is the investment adviser to each Target Fund and is responsible for each Target Fund’s overall investment strategy and asset allocation decisions. The Adviser has entered into a sub-advisory agreement with Nuveen Asset Management, LLC (“Nuveen Asset Management”), a registered investment adviser and wholly-owned subsidiary of the Adviser, under which Nuveen Asset Management manages the investment portfolio of both Target Funds. Steve Lee and Timothy Palmer of Nuveen Asset Management act as portfolio managers for the Target Funds. The Acquiring Fund will have the same investment adviser and sub-adviser as the Target Funds. Timothy Palmer, John Fruit and Jeffery Schmitz will serve as portfolio managers of the Acquiring Fund following the Mergers.

[1]	See AICPA Accounting and Audit Guide for Investment Companies, with conforming changes as of May 1, 2013 (factors to determine accounting survivor).

Expense Structures and Expense Ratios	The fee and expense structures of the Target Funds and the Acquiring Fund are substantially the same. The advisory fee schedule of the Acquiring Fund following the Mergers will be the same as the advisory fee schedule of each Target Fund before the Mergers.

Investment Objectives, Policies and Restrictions	The Funds have similar investment objectives; however, there are several differences between the principal investment policies and strategies of the Acquiring Fund and those of the Target Funds, as described in detail in the Registration Statement. The new global high-income strategy of the Acquiring Fund will be employed following the Mergers.

Portfolio Composition	After the closing of the Mergers, the Acquiring Fund is expected to divest itself of a portion of the portfolio investments acquired from the Target Funds in the Mergers in order to take advantage of the Acquiring Fund’s broader investment mandate under the global high-income strategy.

Asset Size	As of July 31, 2014, Global Income Opportunities had approximately $180.8 million in total managed assets and Diversified Currency Opportunities had approximately $552.4 million in total managed assets.

Based on an analysis of the factors outlined in the AICPA Accounting and Audit Guide for Investment Companies, the Adviser and the Funds believe that the Acquiring Fund, which will employ Nuveen’s global high-income strategy, is substantially different from each of the Target Funds, each of which currently has investment policies and restrictions that are inconsistent with the global high-income strategy. The portfolio team of the Acquiring Fund differs from the team managing the Target Funds. Accordingly, The Adviser and the Funds believe that the financial and performance history of the Target Funds is not relevant to, and would potentially be confusing to, shareholders in light of the strategy changes to be employed going forward. Accordingly, the Adviser and the Fund believe that the appropriate accounting survivor is the Acquiring Fund. The Acquiring Fund is the surviving fund for both corporate and tax purposes.

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September 10, 2014

Mr. Mark Cowen

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Nuveen Global High Income Fund (the “Registrant”)

Registration Statement on Form N-14

File Number: 333-198062

Dear Mr. Cowen:

This letter is provided to the Securities and Exchange Commission (the “Commission”) in connection with a response being made on behalf of the Registrant to comments provided by the staff on August 29, 2014 with respect to the Registration Statement on Form N-14 under the Securities Act of 1933, as amended, filed with the Commission on August 12, 2014.

The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Registrant. The Registrant acknowledges that any comments or changes to disclosure in the filing provided by the Commission staff, acting pursuant to delegated authority, do not foreclose the Commission from taking any action with respect to the filing and the Registrant represents that it will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Very truly yours,

NUVEEN GLOBAL HIGH INCOME FUND

By:	/s/ Kevin J. McCarthy
Name:	Kevin J. McCarthy
Title:	Vice President and Secretary

Nuveen Global High Income Fund – Tandy Letter